White
Knight
Resources Ltd.

NEWS RELEASE

November 20, 2003
NR# 03-12

MORE LAND ACQUIRED IN THE CORTEZ TREND

Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)

White Knight Resources Ltd. (the "Company") has acquired the Fye Canyon and Pat Canyon properties located in Eureka County, Nevada.

Fye Canyon Property

The Fye Canyon property is comprised of 114 unpatented lode claims acquired through a lease agreement. The claims are situated 11 miles SSE of the recently discovered Cortez Hills gold deposit.

Fye Canyon covers the southern projection of the NNW-SSE trending Cortez Fault which bounds the western edge of the Cortez Hills and Cortez gold deposits and an intersecting NE trending cross-structure. Upper Plate Vinini Formation outcrops on the eastern part of the claim block. The pediment covered western portion of the property lies along the projection of Lower Plate carbonate rocks from the Cortez window to the northwest and Tonkin window to the southeast. Elevated levels of mercury, arsenic and gold in hematitic and barite-veined Upper Plate lithologies suggest leakage from a gold deposit nearby.

Under the terms of the lease agreement, the Company must pay annual advance royalty payments starting at US$5,000 upon execution, and increasing by US$5,000 per year to a maximum of US$50,000 per year. Minimum work obligations on the property are US$20,000 per year. A production royalty of 2% of Net Smelter Returns is payable on production up to US$1,000,000 after which it is reduced to 1% to a maximum of US$5,000,000.

Pat Canyon Property

The Company has staked 94 unpatented claims abutting the southern boundary of the Fye Canyon claim block. The impetus for staking the claims is the projected intersection of the Cortez Fault and a major NE-SW trending structural feature. Bedrock on the claims consists largely of Tertiary volcanics which form a veneer over the potential ore-hosting Paleozoic rocks.

On behalf of the Board of Directors,

"John M. Leask"

John M. Leask, P.Eng.
Chairman of the Board

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 922 - 510 West Hastings Street Vancouver, B.C. Canada V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
E-mail: info@whiteknightres.com Website: whiteknightres.com